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                                  United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                    Form 6-K

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the Month of June 2003

                         Commission File Number 1-13522

                       CHINA YUCHAI INTERNATIONAL LIMITED
                 (Translation of registrant's name into English)

                             16 Raffles Quay #26-00
                               Hong Leong Building
                                Singapore 048581
                    (Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

             Form 20-F   X                         Form 40-F
                       -----                                -----

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                    Yes                           No   X
                        -----                        -----

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.

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This Report on Form 6-K shall be deemed to be incorporated by reference in the prospectus, dated August 26, 1996, of China Yuchai International Limited (the "Company") included in the Company's Registration Statement (Registration No. 333-05478) on Form F-3 and to be part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished by the Company with the U.S. Securities and Exchange Commission (the "SEC").

The Company wishes to caution readers that the forward-looking statements contained herein involve risks and uncertainties, and are subject to material change based on various important factors including, among others, political, economic and social conditions in China such as government policies with respect to foreign investment, the effects of uncertainties in the Chinese legal system which could limit the legal protections available to foreign investors, including with respect to the enforcement of foreign judgments in China, and the effects of China becoming a member of the World Trade Organization. These and other factors, and their effects on the Company's results of operations and financial condition, are more fully described in the Company's Form 20-F filings with the SEC under the Securities Exchange Act of 1934, as amended.


RECENT DEVELOPMENTS

As previously disclosed by the Company, the Company has had continuing difficulties in obtaining the cooperation of Guangxi Yuchai Machinery Holdings Company (the "State Holding Company") and Mr. Wang Jianming in the daily management and operation of the Company's Chinese operating subsidiary, Guangxi Yuchai Machinery Company Limited ("Yuchai"). The State Holding Company is a minority shareholder of Yuchai and, based on new information described below, is wholly-owned by the municipal government of Yulin City in the Guangxi Zhuang Autonomous Region (the "Yulin City Government"), not the provincial government of the Guangxi Zhuang Autonomous Region. Wang Jianming is the Chairman, legal representative and Chief Executive Officer of Yuchai and a director of the Company, as well as the Chairman and legal representative of the State Holding Company. Most notably, these difficulties have continued with respect to corporate governance and capital expenditures at Yuchai and the payment to the Company of its share of the dividends declared by Yuchai's shareholders in August 2002 (the "August 2002 Dividend").

Legal Proceedings

Following numerous attempts to remedy these difficulties, the Company initiated civil proceedings in New York and arbitration proceedings in London and Singapore, as detailed in the Company's Current Report on Form 6-K dated May 19, 2003. These proceedings are continuing.

In the civil proceedings which the Company initiated in New York against Coomber Investments Limited ("Coomber"), Goldman Industrial Limited ("Goldman"), Zhong Lin Development Company Limited ("Zhong Lin") and Wang Jianming, a temporary restraining order has been entered, temporarily enjoining Coomber, Goldman, Zhong Lin and Wang Jianming and parties acting in concert with them from acquiring additional shares of the Company and from controlling the Company or making material changes to the Company's business or corporate structure. By its terms, the temporary restraining order is to remain in effect until the court determines the Company's motion for a preliminary injunction or until the defendants have adequately complied with their disclosure obligations under U.S. federal securities laws. The preliminary injunction hearing is presently scheduled for July 2, 2003.

On June 23, 2003 the defendants filed an amended Schedule 13D reporting beneficial ownership of 8,601,550 shares of the Company (the "Amended Schedule 13D"). The Amended Schedule 13D amends and restates in its entirety the Schedule 13D dated November 13, 2002 and filed December 16, 2002, which reported beneficial ownership by Coomber and Goldman of 8,601,550 shares, or 24.3%, of the Company (the "Coomber Shares"). The Amended Schedule 13D also reports that the ultimate beneficial owner of the Coomber Shares is the Yulin City Government, and reports certain financing and control arrangements with respect to the acquisition of the Coomber Shares, as well as the Yulin City Government's purported intentions with respect to the Company.

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The defendants in these proceedings have filed an opposition brief with the court requesting that the temporary restraining order be dissolved and the Company's request for a preliminary injunction be denied, on the basis that the Amended Schedule 13D corrects their prior reporting violations. The Company is reviewing the assertions and documents contained in the defendants' Amended
Schedule 13D and will take all appropriate steps to ensure that defendants comply with their disclosure obligations.

In the London arbitration proceedings which the Company initiated against Yuchai, the State Holding Company and Wang Jianming, the Company is seeking an award directing Yuchai to pay to each of the six subsidiaries through which the Company holds its shares in Yuchai their respective pro-rata share of the August 2002 Dividend, as well as a determination that the Articles of Association of Yuchai have been violated. The respondents in the arbitration have submitted a response and counter-claim, requesting that the State Holding Company and Wang Jianming be dismissed from the proceedings. In the respondents' response and counter-claim, the respondents acknowledge Yuchai's obligation to pay the Company its pro-rata share of the August 2002 Dividend. The response and counter-claim also states that Yuchai has segregated sufficient funds to pay the Company its pro-rata share of the August 2002 Dividend, that the funds are currently held in time deposit accounts in China, and that Yuchai has been and remains fully prepared to pay those dividends to the Company. However, the response and counter-claim asserts that Yuchai is not currently at liberty to pay the dividends until certain alleged Chinese law irregularities arising from the structure of the Company's ownership and control of Yuchai are remedied. For the reasons outlined below, the Company disputes these assertions, and intends to respond to such counter-claims after the formation of the arbitral tribunal.

In the Singapore arbitration proceedings which the Company initiated against Wang Jianming pursuant to his Employment Agreement with the Company, Wang Jianming has requested an extension of time to submit a response to the Company's request for arbitration, and no substantive filings have been made to date.

Wang Jianming has, however, responded to the notice which the Company sent to him on May 19, 2003, terminating his employment as Chief Executive Officer of Yuchai. The notice provides that the termination is effective July 18, 2003, in accordance with the notice period specified in Wang Jianming's Employment Agreement. Wang Jianming has disputed the effectiveness of such notice, and has also denied the validity of his Employment Agreement with the Company, pursuant to which such notice was given. Wang Jianming asserts that termination of his employment as Chief Executive Officer of Yuchai can only be effected by a board resolution of the Yuchai board of directors. However, Wang Jianming is currently refusing to hold a meeting of the Yuchai board of directors at this time, in violation of the requirements of Article 36 of Yuchai's Articles of Association, which include requirements that a board of directors meeting be held at least once every six months and that a meeting be held upon a request being made by more than one-third of the directors.

Exclusion of the Company's Representatives from Yuchai

After the Company initiated the aforementioned proceedings, management of Yuchai determined that the two senior managers of the Company seconded to Yuchai were to be excluded from their offices at Yuchai and denied access to certain operating and financial information with respect to Yuchai, which they had regularly received as part of their secondment. For the past 10 years, pursuant to resolutions of the Yuchai board of directors and other contractual arrangements, representatives of the Company have been stationed at Yuchai to monitor Yuchai's performance, books and records, and to ensure that the Company has access to records necessary for it to comply with U.S. federal securities laws.

The Company believes that this recent decision of Yuchai management to lock out the Company's representatives is improper, and contravenes resolutions of Yuchai's board of directors authorizing the presence of these secondees at Yuchai. The Company has attempted to have these two senior managers reinstated, but has been unsuccessful to date. Until the Company's representatives are reinstated at Yuchai, or other information channels are established, no assurance can be given that the Company will have access to information that it needs to effectively monitor the operating and financial condition of Yuchai, which is the Company's sole operating asset.

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Recent Chinese Government Letters

On June 16, 2003, the Company received from Yuchai unofficial copies of recent letters from various Chinese government agencies stating that the transfer of ownership of shares with respect to Yuchai in November 1994, in connection with the Company's initial public offering ("IPO"), was not validly approved by the Chinese authorities, and that as a result the exercise by Yuchai's foreign shareholders of control over Yuchai has been improper. The background to and contents of such letters are described below and are based entirely on the contents of the June 16, 2003 letter.

The Company now believes that, on March 22, 2003, the provincial government of the Guangxi Zhuang Autonomous Region, apparently acting in response to complaints from the Yulin City Government, wrote to the Ministry of Commerce in Beijing ("MOFCOM") (the "March 2003 Letter") advising MOFCOM that Hong Leong Company [sic] had obtained a golden share through unfair means and took control of Yuchai in 1994. Although the meaning of the term "golden share" in the March 2003 Letter is not specified and does not specify which entity issued the golden share, the Company believes that such term likely refers to the Special Share issued by the Company, a Bermuda company, which is held by Hong Leong Technology Systems Pte. Ltd., a Singapore Company and an affiliate of Hong Leong Asia Limited, another Singapore company.

The March 2003 Letter further requested MOFCOM's advice and assistance, and referred MOFCOM to the approval the Company obtained from the Ministry of Foreign Trade and Economic Cooperation ("MOFTEC"), in June 1994 in connection with the Company's IPO (the "June 1994 Approval"). The June 1994 Approval specifically names six foreign shareholders and authorizes them to own 76.4% of the shares of Yuchai (which have remained the same six foreign shareholders of Yuchai until today), and all of the Yuchai shares held by such foreign shareholders were designated as "foreign investment shares". The June 1994 Approval also stated that "[a]ny issues arising in the future concerning the transfer of Yuchai shares, including foreign investment shares, shall be separately reported for approval in accordance with the applicable state laws and regulations".

Apparently in response to the March 2003 Letter, MOFCOM wrote a letter dated April 17, 2003 ("April 2003 Letter"). The April 2003 Letter apparently advised the Guangxi Government that the November 1994 transfer, by the owners of Yuchai's six foreign shareholders, of the owners' equity interests in such six foreign shareholders, to the Company, in exchange for shares of the Company in anticipation of the Company's IPO, was not in conformity with the conditions set by MOFTEC in the June 1994 Approval. MOFCOM requested the Guangxi Government to advise the Chinese and foreign shareholders of Yuchai to "promptly rectify these matters" and "to resolve the related issues in an appropriate manner".

In response, the Guangxi Government then appears to have sent a letter dated May 22, 2003 ("May 2003 Letter") to the Yulin City Government advising them of MOFCOM's response and similarly requesting the Yulin City Government to cause the Chinese and foreign shareholders of Yuchai to promptly rectify the "irregularities in the equity transfer process and to resolve the related issues in an appropriate manner".

Apparently, the Yulin City Government then sent a letter dated June 10, 2003 ("June 10 Letter") to Yuchai giving a two-month period within which the Chinese and foreign shareholders are required to remedy these "irregularities".

Based on advice from its special Chinese counsel, the Company believes that this recent correspondence is based on an incorrect understanding of the facts and circumstances of the November 1994 share transfers and an incorrect interpretation of the language of the June 1994 Approval. The Company further believes, similarly based on advice from its special Chinese counsel, that Yuchai's ownership structure has been validly approved by the relevant Chinese authorities and that the Company's share of the August 2002 Dividend is properly due and owing. In addition, legal opinions were given at the time of the Company's IPO stating that all necessary approvals had been granted and that Yuchai's ownership structure was valid under Chinese law. The Company has written to various Chinese government agencies to communicate its beliefs in this respect, and the Company is also actively taking steps to arrange meetings with appropriate officials in China to clarify the basis for this recent correspondence.

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Yuchai's current ownership structure had been unchallenged since it was established almost nine years ago, and payments have been made by Yuchai to the Company for each dividend declared prior to the August 2002 Dividend. The Company believes that no changes have occurred in the ownership structure that would invalidate the Chinese governmental approvals that were obtained in 1994. However, if the Company is unable to demonstrate to the relevant Chinese authorities that these recent letters are based on an inaccurate understanding of the facts and should therefore be withdrawn, the Company may have to address the possibility that the Company's shareholding of Yuchai could be declared improper and/or invalid and/or illegal.

Guangxi Yuchai Board Meetings

On June 3, 2003, six directors of Yuchai signed a notice calling for a board meeting of Yuchai, in accordance with the provisions of Article 36 of Yuchai's Articles of Association. The notice set the date for the meeting as July 4, 2003, which allowed 30 days' notice pursuant to the requirements of the Articles of Association. However, on June 20, 2003, counsel for Wang Jianming informed the Company's counsel that Wang Jianming has advised that the Chinese directors do not believe that it is appropriate to convene a meeting of the Guangxi Yuchai Board of Directors at this time and under these circumstances. Similar reasons were given by Wang Jianming when he cancelled the Yuchai Board of Directors Meeting which was scheduled for March 13, 2003. As a result of Wang Jianming's cancellation of the March 13, 2003 board meeting, the most recent Yuchai board meeting was held on November 1, 2002, more than six months ago. Article 36 of Guangxi Yuchai's Articles of Association requires that "[t]he Board of Directors shall meet at least once every six months".

The six directors who issued the notice calling for the July 4 meeting cannot proceed to hold that meeting without the consent and participation of Wang Jianming and directors appointed by the State Holding Company. Pursuant to
Article 36 of Yuchai's Articles of Association, at least seven directors are required to be present in order to satisfy the quorum requirements for a board of directors meeting, four of whom represent holders of Yuchai's foreign shares (i.e., Yuchai's foreign shareholders) and three of whom represent holders of state or legal shares of Yuchai (i.e., Yuchai's Chinese shareholders). The Company believes that Wang Jianming may be refusing to participate in Yuchai board of director meetings, so that he can maintain control over Yuchai without the oversight of the Company, many of whose directors also serve as directors of Yuchai.

The Company is continuing in its efforts to obtain the assistance of the relevant government authorities in China for a comprehensive resolution of the matters in dispute. No assurance can be given that the Company will prevail in its legal proceedings or prevail upon the relevant government authorities in China to withdraw the abovementioned letters, or that a negative outcome with respect to either of the foregoing will not have a material adverse effect on the Company's financial condition, results of operations, business or prospects.

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.

Date: June 26, 2003


                                          CHINA YUCHAI INTERNATIONAL LIMITED

                                          By: /s/ Philip Ting Sii Tien
                                              --------------------------------
                                          Name:  Philip Ting Sii Tien
                                          Title: Chief Financial Officer

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